Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 31, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This report on Form 6-K contains a press release issued by Statoil ASA on October 31, 2005, entitled "Solid production growth in strong markets".

SOLID PRODUCTION GROWTH IN STRONG MARKETS
    E&P NORWAY
    INTERNATIONAL E&P
    NATURAL GAS
    MANUFACTURING & MARKETING
    LIQUIDITY AND CAPITAL RESOURCES
    USE AND RECONCILIATION OF NON-GAAP FINANCIAL MATTERS
    FORWARD-LOOKING STATEMENTS

Quarterly financial statements:
    CONSOLIDATED STATEMENTS OF INCOME - USGAAP
    CONSOLIDATED BALANCE SHEETS - USGAAP
    CONSOLIDATED STATEMENTS OF CASH FLOWS - USGAAP

    Notes to financial statement:
        1. ORGANIZATION AND BASIS OF PRESENTATION
        2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
        3. SEGMENTS
        4. INVENTORIES
        5. SHAREHOLDERS' EQUITY
        6. FINANCIAL ITEMS
        7. COMMITMENTS AND CONTINGENT LIABILITIES
        8. EMPLOYEE RETIREMENT PLANS
        9. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENT TRANSACTIONS
        10. RECONCILIATION BETWEEN USGAAP AND NGAAP

SIGNATURES

Press release:
    SOLID PRODUCTION GROWTH IN STRONG MARKETS

GROUP BALANCE SHEET

SOLID PRODUCTION GROWTH IN STRONG MARKETS

Statoil’s third quarter 2005, operating and financial review

The Statoil group had a net income of 8.7 billion in the third quarter of 2005, compared to NOK 5.8 billion in the third quarter of 2004. In the first nine months of 2005, net income was NOK 22.2 billion compared to NOK 14.9 billion in the first nine months of 2004.

The increased income in the third quarter of 2005, compared to the third quarter of 2004, was mainly related to:

• an increase in the average oil price measured in NOK of 35 per cent
• an increase in natural gas prices measured in NOK of 27 per cent
• an increase in oil and gas production of 17 per cent, while lifting increased by 11 per cent
• improved results from refining operations

“The third quarter has been another strong quarter for Statoil, characterised by high oil and gas prices, production growth, and good margins and high regularity in the refineries,” says chief executive Helge Lund. “We can once again present record results from our operations.”

“Oil and gas production has increased by no less than 17 per cent compared with the same quarter last year. We have experienced substantial growth in gas production from the Norwegian continental shelf, and oil and gas production from our international operations continues to show solid progress.”

“I’m pleased to note that since we last published our results, we have secured new building blocks for our international activities,” says Mr Lund. “We have been awarded five new licences in Libya, Brazil and Nigeria. We have further strengthened our position in the Gulf of Mexico through a collaboration with ExxonMobil, and we are on Gazprom’s shortlist of potential partners for the Shtokman development in the Barents Sea. These results underpin our purposeful work for a long-term industrial development of Statoil.”

Return on average capital employed after tax (ROACE) (1) for the 12 months ended 30 September 2005 was 26.5 per cent, compared to 19.5 per cent for the 12 months ended 30 September 2004. This increase was mainly due to higher oil and gas prices. Normalised ROACE (2) for the 12 months ended 30 September 2005 was 12.1 per cent, compared to 12.6 per cent for the corresponding period in 2004. The reason for the change in normalised ROACE is mainly increased investments. ROACE and normalised ROACE are defined as non-GAAP financial measures (3).

In the third quarter of 2005, earnings per share were NOK 4.01 (USD 0.61) compared to NOK 2.69 (USD 0.40) in the third quarter of 2004. For the first nine months of 2005, earnings per share were NOK 10.25 (USD 1.57) compared to NOK 6.87 (USD 1.02) for the first nine months of 2004.

Income before financial items, income taxes and minority interest increased from NOK 16.1 billion in the third quarter of 2004 to NOK 23.9 billion in the third quarter of 2005. This was mainly related to an increase in the average oil price measured in NOK of 35 per cent and a 27 per cent increase in gas prices measured in NOK. In addition, increased margins from the refineries were the main contributing factor to the NOK 0.4 billion increase in results from the downstream business.

In the first nine months of 2005, income before financial items, income taxes and minority interest was NOK 67.3 billion compared to NOK 46.4 billion in the first nine months of 2004. The increase was mainly due to a 33 per cent increase in the average oil price measured in NOK and a 25 per cent increase in gas prices measured in NOK, as well as a 7 per cent increase in liftings of oil and gas. The positive effect of higher prices in 2005 was partly offset by the gain of NOK 0.6 billion from the sale of the shares in Verbundnetz Gas AG (VNG), which was included in income in the first quarter of 2004. The increase in cost items was mainly related to increased activity, both in the third quarter and in the first nine months of 2005.

USGAAP income statement Statoil Group

US GAAP income	Third quarter				Nine months ended 30 September				Full year
statement	2005	2004		2005	2005	2004		2005	2004
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

Sales	104,895	81,623	29%	16,056	283,999	218,664	30%	43,471	303,756
Equity in net income of affiliates	233	204	14%	36	987	708	39%	151	1,209
Other income	9	221	(96%)	1	76	1,011	(92%)	12	1,253

Total revenues	105,137	82,048	28%	16,093	285,062	220,383	29%	43,633	306,218

Cost of goods sold	66,721	53,245	25%	10,213	175,111	136,857	28%	26,804	188,179
Operating expenses	7,331	6,291	17%	1,122	21,661	19,878	9%	3,316	27,350
Selling, general and administrative expenses	1,652	1,678	(2%)	253	5,010	3,763	33%	767	6,298
Depreciation, depletion and amortisation	4,431	4,224	5%	678	13,472	12,285	10%	2,062	17,456
Exploration expenses	1,130	519	118%	173	2,515	1,239	103%	385	1,828

Total expenses before financial items	81,265	65,957	23%	12,439	217,769	174,022	25%	33,333	241,111

Income before financial items, income taxes and minority interest	23,872	16,091	48%	3,654	67,293	46,361	45%	10,300	65,107

Net financial items	543	1,685	(68%)	83	(2,064)	526	(492%)	(316)	5,739

Income before income taxes and minority interest	24,415	17,776	37%	3,737	65,229	46,887	39%	9,984	70,846

Income taxes	(15,501)	(11,830)	(31%)	(2,373)	(42,438)	(31,722)	(34%)	(6,496)	(45,425)
Minority interest	(230)	(128)	(80%)	(35)	(584)	(292)	(100%)	(89)	(505)

Net income	8,684	5,818	49%	1,329	22,207	14,873	49%	3,399	24,916

Income before financial items, income	Third quarter				Nine months ended 30 September				Full year
taxes and minority interest for the	2005	2004		2005	2005	2004		2005	2004
segments (in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

E&P Norway	18,016	12,552	44%	2,758	51,594	35,825	44%	7,897	51,029
International E&P	3,675	1,517	142%	563	7,538	3,137	140%	1,154	4,188
Natural Gas	794	939	(15%)	122	3,466	5,037	(31%)	531	6,784
Manufacturing & Marketing	1,391	995	40%	213	4,951	2,487	99%	758	3,921
Other	(4)	88	(105%)	(1)	(256)	(125)	(105%)	(39)	(815)

Income before financial items, income taxes and minority interest	23,872	16,091	48%	3,654	67,293	46,361	45%	10,300	65,107

Financial data	Third quarter				Nine months ended 30 September				Full year
	2005	2004		2005	2005	2004		2005	2004
	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

Weighted average number of ordinary shares outstanding	2,165,642,030	2,166,143,715			2,165,832,864	2,166,143,715			2,166,142,636
Earnings per share	4.01	2.69	49%	0.61	10.25	6.87	49%	1.57	11.50
ROACE (last 12 months)	26.5%	19.5%			26.5%	19.5%			23.5%
ROACE (last 12 months normalised)	12.1%	12.6%			12.1%	12.6%			12.4%
Cash flows provided by operating activities (billion)	17.2	18.0	(5%)	2.6	56.3	44.4	27%	8.6	38.8
Gross investments (billion)	8.5	11.2	(24%)	1.3	37.1	34.2	9%	5.7	42.8
Net debt to capital employed ratio	26.2%	25.8%			26.2%	25.8%			19.0%

Operational data		Third quarter			Nine months ended 30 September				Full year
	2005	2004	Change		2005	2004	Change		2004

Average oil price (USD/bbl)	60.1	41.8	44%		52.2	36.5	43%		38.1
NOK/USD average daily exchange rate	6.46	6.87	(6%)		6.38	6.88	(7%)		6.74
Average oil price (NOK/bbl) [4]	389	287	35%		333	251	33%		257
Gas prices (NOK/scm)	1.37	1.08	27%		1.33	1.06	25%		1.10
Refining margin, FCC (USD/boe) [5]	10.1	6.5	55%		7.8	6.4	22%		6.4
Total oil and gas production (1,000 boe/day) [6]	1,128	965	17%		1,148	1,073	7%		1,106
Total oil and gas liftings (1,000 boe/day) [7]	1,081	977	11%		1,137	1,067	7%		1,093
Production (lifting) cost (NOK/boe, last 12 months)	22.0	23.3	(6%)		22.0	23.3	(6%)		23.3
Production (lifting) cost normalised (NOK/boe, last 12 months) [8]	22.2	23.2	(4%)		22.2	23.2	(4%)		23.3

* Solely for the convenience of the reader, the figures for the third quarter of 2005 have been translated into US dollars at the rate of NOK 6.5331 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on 30 September 2005.

Total oil and gas production in the third quarter of 2005 amounted to 1,128,000 barrels of oil equivalent (boe) per day compared to 965,000 boe per day in the third quarter of 2004. In the first nine months of 2005 total oil and gas production was 1,148,000 boe per day, compared to 1,073,000 boe per day in the same period in 2004.

Total oil and gas liftings in the third quarter of 2005 were 1,081,000 boe per day compared to 977,000 boe per day in the third quarter of 2004. This implies an underlifting of 47,000 boe per day in the third quarter of 2005 compared to an overlifting of 12,000 boe per day in the third quarter of 2004. In the first nine months of 2005, total oil and gas liftings were 1,137,000 boe per day compared to 1,067,000 boe per day in the corresponding period of 2004.

Exploration expenditure in the third quarter of 2005 was NOK 1.2 billion, compared to NOK 0.6 billion in the third quarter of 2004. Exploration expenses in the third quarter of 2005 amounted to NOK 1.1 billion, compared to NOK 0.5 billion in the third quarter of 2004. The increase in exploration expenditure of NOK 0.6 billion was mainly due to an increase in the period’s exploration activity.

	Third quarter				Nine months ended 30 September				Full year
Exploration	2005	2004		2005	2005	2004		2005	2004
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

Exploration expenditure (activity)	1,230	555	122%	188	3,244	1,687	92%	497	2,466
Expensed, previously capitalised exploration expenditure	24	40	(40%)	4	155	68	128%	24	110
Capitalised share of current period's exploration activity	(124)	(76)	(63%)	(19)	(884)	(516)	(71%)	(135)	(748)

Exploration expenses	1,130	519	118%	173	2,515	1,239	103%	385	1,828

A total of six exploration wells were completed in the third quarter of 2005, three on the Norwegian continental shelf (NCS) and three internationally. All wells resulted in discoveries. One exploration well was completed in the third quarter of 2004.

In the first nine months of 2005 a total of 15 exploration and appraisal wells were completed, eight on the NCS and seven internationally. Eleven of these wells resulted in discoveries. The number of exploration wells completed in the first nine months of 2004 was seven.

Production cost per boe was NOK 22.0 for the 12 months ended 30 September 2005, compared to NOK 23.3 for the 12 months ended 30 September 2004 (8).

Normalised at a NOK/USD exchange rate of 6.75, the production cost for the 12 months ended 30 September 2005 was NOK 22.2 per boe, compared to NOK 23.2 per boe for the 12 months ended 30 September 2004 (10). The reason for the reduction in production unit cost, both real and normalised, is mainly increased lifting of oil and gas.

Net financial items amounted to an income of NOK 0.5 billion in the third quarter of 2005, compared to an income of NOK 1.7 billion in the third quarter of 2004. Net financial items in the first nine months of 2005 were a cost of NOK 2.1 billion, compared to an income of NOK 0.5 billion in the same period in 2004.

The increased cost in the first nine months of 2005 was caused by increased currency losses. Most of the currency losses relate to realised losses on short balances in USD created by liquidity management and unrealised losses on long-term debt. The increased cost was partly offset by increased dividends received and increased income from investments in securities.

Exchange rate	30.09.2005	30.06.2005	31.12.2004	30.09.2004	30.06.2004	31.12.2003

NOK/USD	6.54	6.55	6.04	6.72	6.94	6.68

Income taxes in the third quarter of 2005 were NOK 15.5 billion, equivalent to a tax rate of 63.5 per cent. Income taxes in the third quarter of 2004 were NOK 11.8 billion, equivalent to a tax rate of 66.6 per cent.

For the first nine months of 2005 income taxes were NOK 42.4 billion, with a corresponding tax rate of 65.1 per cent. In comparison, income taxes in the same period in 2004 were NOK 31.7 billion with a corresponding tax rate of 67.7 per cent. The reduced tax rate, both in the third quarter and for the first nine months of 2005, is mainly due to relatively higher income generated outside the NCS.

Health, safety and the environment (HSE). A fatality occurred on 2 October 2005 as a result of an accident on the shuttle tanker Sally Knutsen, while it was berthed at Statoil's Mongstad crude oil terminal near Bergen. The tanker was loading provisions from a supply boat. An investigation is under way to find the cause of the accident and to identify improvement measures.

However, in general, the HSE indicators have shown a positive development during this quarter, and for the first nine months, compared with the same periods last year. Our objective for HSE is zero harm. Sustained top management involvement, measures for upgrading skills, and cooperation with our contractors to improve HSE results will continue with undiminished strength.

	Third quarter		Nine months ended 30 September		Full Year
HSE	2005	2004	2005	2004	2004

Total recordable injury frequency	4.3	5.5	5.0	6.1	5.9
Serious incident frequency	2.1	3.3	2.4	3.2	3.2
Unintentional oil spills (number)	126	107	359	372	487
Unintentional oil spills (volume, scm)	29	13	88	157	186

Important events since the beginning of the third quarter of 2005 are summarised below.

  Statoil added new production capacity on the NCS with the Åsgard Q-frame, new compressors on the Troll A platform, and the commencement of gas exports from the Visund field.
  On behalf of a group of licence operators, including Eni Norge, Hydro and Norske Shell, Statoil has signed contracts with Smedvig and Transocean covering charters for three rigs for a total of ten rig-years.
  Following a new review of the Snøhvit project, it has been necessary to raise the investment estimate and spend more time on completing construction.
  On 4 August 2005, Statoil signed a memorandum of understanding (MoU) with the Algerian national energy company Sonatrach covering increased cooperation between the two companies.
  Statoil has entered into exploration arrangements with ExxonMobil in the deepwater Gulf of Mexico, which represents a further strengthening of the group’s presence in this area.
  On 26 August 2005, an exploration licence for the deepwater block 315 off Nigeria was awarded to Statoil and the Brazilian oil company Petrobras.
  On 16 September 2005, the Russian oil and gas company Gazprom announced that Statoil is one of five companies with which it will negotiate on potential participation in the Shtokman gas field in the Barents Sea.
  On 2 October 2005, Statoil was awarded operatorship for two licences in a bidding round for exploration and production sharing agreements in Libya.
  On 17 October 2005, Statoil was awarded interests in two deepwater blocks off Brazil in the seventh licensing round.
  The Kårstø expansion project (KEP 2005) was completed on time and below budget, and the plant is now ready to process gas from the Statoil-operated Kristin field in the Norwegian Sea.
  Statoil has once again been ranked as the best oil and gas company in the world for sustainability by the Dow Jones Sustainability World Index (DJSI World).

Stavanger, 28 October 2005
Board of directors

E&P NORWAY

	Third quarter				Nine months ended 30 September				Full year
	2005	2004	2005		2005	2004		2005	2004
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

USGAAP income statement

Total revenues	23,864	18,186	31%	3,653	68,817	52,445	31%	10,534	74,050

Operating, general and administrative expenses	2,499	2,500	0%	383	7,246	7,296	(1%)	1,109	9,863
Depreciation, depletion and amortisation	2,600	2,855	(9%)	398	8,430	8,749	(4%)	1,290	12,381
Exploration expenses	749	279	168%	115	1,547	575	169%	237	777

Total expenses	5,848	5,634	4%	895	17,223	16,620	4%	2,636	23,021

Income before financial items, income taxes and minority interest	18,016	12,552	44%	2,758	51,594	35,825	44%	7,897	51,029

Operational data
Oil price (USD/bbl)	61.0	41.8	46%		52.7	36.5	44%		38.4

Liftings:
Oil (1,000 bbl/day)	499	580	(14%)		558	619	(10%)		613
Natural gas (1,000 boe/day)	389	275	41%		405	341	19%		366
Total oil and natural gas liftings (1,000 boe/day)	888	855	4%		963	960	0%		979

Production:
Oil (1,000 bbl/day)	543	571	(5%)		565	626	(10%)		625
Natural gas (1,000 boe/day)	389	275	41%		405	341	19%		366
Total oil and natural gas production (1,000 boe/day)	932	846	10%		970	968	0%		991

Income before financial items, income taxes and minority interest for E&P Norway was NOK 18.0 billion in the third quarter of 2005 compared to NOK 12.6 billion in the third quarter of 2004. The increase was primarily due to a 37 per cent increase in the segment oil price measured in NOK which contributed NOK 4.8 billion, an increase in the transfer price of natural gas, which contributed NOK 1.9 billion, a 41 per cent increase in lifted volumes of natural gas, which contributed NOK 1.2 billion, and an increase of NOK 0.3 billion related to reduced depreciation expenses. The increases were partly offset by a 14 per cent decrease in lifted volumes of oil, which reduced income by NOK 2.1 billion, and an additional NOK 0.5 billion in exploration expenses.

In the first nine months of 2005 income before financial items, income taxes and minority interest was NOK 51.6 billion, compared to NOK 35.8 billion in the same period in 2004. The change was mainly due to a 34 per cent increase in oil prices measured in NOK contributing NOK 12.7 billion, an increase in the transfer price of natural gas, which contributed NOK 5.6 billion, a 19 per cent increase in lifted volumes of natural gas, which contributed NOK 1.8 billion, and an additional NOK 0.3 billion related to reduced depreciation expenses. Other income increased by NOK 0.6 billion, partly due to the fact that Statoil has received an insurance payment related to loss of profit on the Snorre and Vigdis fields. This was partly offset by a 10 per cent decrease in lifted volumes of oil, which reduced income by NOK 4.3 billion, and an increase of NOK 1.0 billion in exploration expenses.

Average daily lifting of oil was 499,000 barrels (bbl) per day in the third quarter of 2005 compared to 580,000 bbl per day in the third quarter of 2004, while average daily production of oil was 543,000 bbl per day in the third quarter of 2005, compared to 571,000 bbl per day in the corresponding period of 2004. In the third quarter of 2005 this implied a net underlift of 44,000 bbl per day.

The reduction in production from the third quarter of 2004 to the third quarter of 2005 of 28,000 barrels in average daily lifting of oil was mainly related to a continuing decline on the Statfjord and Troll Oil fields, as well as reduced production caused by more and larger maintenance turnarounds as compared to the same quarter last year. This was partly offset by increased volumes from the Kvitebjørn field, which came on stream at the end of September 2004.

In the first nine months of 2005 average daily lifting of oil was 558,000 bbl per day, compared to 619,000 bbl per day in the same period in 2004. Average daily oil production in the first nine months of 2005 was 565,000 bbl per day compared to 626,000 bbl per day in the same period in 2004.

Average daily gas production was 389,000 boe per day in the third quarter of 2005 compared to 275,000 boe per day in the third quarter of 2004, an increase of 41 per cent. The reason for the increase was a higher customer offtake under existing long-term contracts than in the third quarter of 2004 and an increase in long-term contracted volumes. In the first nine months of 2005, average daily gas production was 405,000 boe per day compared to 341,000 boe per day in the same period in 2004. The increase was mainly related to production from the Kvitebjørn and Tune fields, which both came on stream in September 2004, and increased gas customer offtake.

Exploration expenditure (including capitalised exploration expenditure) amounted to NOK 0.7 billion in the third quarter of 2005, compared to NOK 0.3 billion in the corresponding period of 2004. In the first nine months of 2005 exploration expenditure was NOK 1.7 billion, compared to NOK 0.8 billion in the same period in 2004.

Exploration expense was NOK 0.7 billion in the third quarter of 2005, compared to NOK 0.3 billion in the third quarter of 2004. Exploration expense for the first nine months of 2005 was NOK 1.5 billion compared to NOK 0.6 billion in the same period in 2004.

There were only minor write-offs of prior periods’ capitalised exploration expenditure in both the third quarter of 2005 and in the third quarter of 2004. The main reasons for the increase in exploration expense from the first nine months of 2004 to the first nine months of 2005 was higher drilling and seismic activity and generally more expensive wells, of which some were charged to expense.

Three exploration and appraisal wells were completed in the third quarter of 2005, compared with none in the third quarter of 2004. Discoveries were made in PL089 Vigdis M, Oseberg South Unit J-central and PL251 Tulipan (Norwegian Sea). During the first nine months of 2005, Statoil has been participating in the drilling and completion of eight exploration and appraisal wells, compared with four in the same period in 2004.

Statoil added new production capacity on the NCS with the Åsgard Q-frame, new compressors on the Troll A platform, and the commencement of gas exports from the Visund field.

Following a new review of the Snøhvit project, it has been necessary to raise the investment estimate and spend more time on completing construction. The new investment estimate is NOK 58.3 billion, an increase of NOK 7.0 billion, and gas exports are now expected to begin on 1 June 2007, with regular gas deliveries expected to start on 1 December 2007. This is eight months later than previously indicated.

Six new skid-launched lifeboats on Veslefrikk and Kristin have been reinforced and put into operation after weaknesses were found in the craft this summer. The Norwegian Oil Industry Association has initiated a project in which it will examine the strength of freefall lifeboats on the NCS and consider whether the official regulations regarding testing, for instance, are good enough.

On behalf of a group of licence operators, including Eni Norge, Hydro and Norske Shell, Statoil has signed contracts with Smedvig and Transocean chartering rigs for a total of ten rig-years. In addition, Statoil has entered into a one-year charter with Transocean for one rig.

A fire broke out on the Åsgard B platform in the Norwegian Sea on 15 October. The fire started in the exhaust section in one of the main generators, which triggered an immediate shutdown of production. Water canons and fire hoses on the platform extinguished the fire. There were no injuries during the incident.

A revised plan for development and operation (PDO) for the Tordis field incorporating a scheme for the Tordis improved oil recovery (IOR) project was submitted to the Norwegian Ministry of Petroleum and Energy in Oslo on 21 October.

INTERNATIONAL E&P

	Third quarter				Nine months ended 30 September				Full year
	2005	2004	2005		2005	2004		2005	2004
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

USGAAP income statement

Total revenues	6,015	2,955	104%	921	13,458	6,965	93%	2,060	9,765

Operating, general and administrative expenses	940	586	60%	144	2,374	1,631	46%	363	2,311
Depreciation, depletion and amortisation	1,019	612	67%	156	2,578	1,533	68%	395	2,215
Exploration expenses	381	240	59%	58	968	664	46%	148	1,051

Total expenses	2,340	1,438	63%	358	5,920	3,828	55%	906	5,577

Income before financial items, income taxes and minority interest	3,675	1,517	142%	563	7,538	3,137	140%	1,154	4,188

Operational data
Oil price (USD/bbl)	57.1	40.0	43%		49.7	35.2	41%		35.7

Liftings:
Oil (1,000 bbl/day)	157	103	52%		130	98	32%		100
Natural gas (1,000 boe/day)	37	19	99%		44	8	462%		15
Total oil and natural gas liftings (1,000 boe/day)	194	122	59%		174	106	64%		115

Production:
Oil (1,000 bbl/day)	159	101	58%		134	98	37%		100
Natural gas (1,000 boe/day)	37	19	99%		44	8	462%		15
Total oil and natural gas production (1,000 boe/day)	196	119	65%		178	106	69%		115

Income before financial items, income taxes and minority interest for International E&P was NOK 3.7 billion in the third quarter of 2005 compared to NOK 1.5 billion in the third quarter of 2004. The increase was mainly related to a 59 per cent increase in lifted volumes, which contributed NOK 1.6 billion, as well as a 34 per cent increase in the oil price for International E&P measured in NOK, contributing NOK 1.4 billion. This was partly offset by a NOK 0.4 billion increase in operating, general and administrative expenses, as well as a NOK 0.4 billion increase in depreciation, mainly due to higher lifting from existing fields and new fields that came on stream.

Income before financial items, income taxes and minority interest in the first nine months of 2005 was NOK 7.5 billion compared to NOK 3.1 billion in the corresponding period of 2004. The increase was mainly related to a 64 per cent increase in lifted volumes, contributing NOK 3.5 billion, as well as a 31 per cent increase in realised oil prices for International E&P measured in NOK, contributing NOK 2.7 billion. This was partly offset by a NOK 0.7 billion increase in operating, general and administrative expenses, as well as a NOK 1.0 billion increase in depreciation, mainly due to increased lifting from existing fields and new fields that came on stream.

Average daily lifting of oil increased from 103,000 bbl per day in the third quarter of 2004 to 157,000 bbl per day in the third quarter of 2005. In the first nine months of 2005 average daily lifting of oil increased to 130,000 bbl per day, compared to 98,000 bbl per day in the same period in 2004. Average daily production of oil increased from 101,000 bbl per day in the third quarter of 2004 to 159,000 bbl per day in the third quarter of 2005. The average daily oil production in the first nine months of 2005 was 134,000 bbl per day, compared to 98,000 bbl per day in the same period in 2004.

The increase in oil production from the third quarter of 2004 to the third quarter of 2005 was mainly related to new fields such as the Central Azeri part of the ACG field and Kizomba B, which came on stream in the first quarter and the third quarter of 2005 respectively, as well as a ramping-up of production from the Kizomba A field, which came on stream in the third quarter of 2004, and increased production from the Lufeng field following the completion of its sidetrack drilling programme in the second quarter of 2005.

Average daily gas production was 37,000 boe per day in the third quarter of 2005 compared to 19,000 boe per day in the third quarter of 2004. For the first nine months of 2005 average daily gas production was 44,000 boe per day, compared to 8,000 boe per day during the corresponding period of last year. The large increase in gas production was attributable to gas sales from the In Salah field, which commenced production in the third quarter of 2004.

Exploration expenditure (including capitalised exploration expenditure) was NOK 0.5 billion in the third quarter of 2005 compared to NOK 0.3 billion in the third quarter of 2004. Exploration expenditure for the first nine months of 2005 was NOK 1.5 billion compared to NOK 0.9 billion in the corresponding period of 2004. Exploration expenses were NOK 0.4 billion in the third quarter of 2005 compared to NOK 0.2 billion in the third quarter of 2004. Exploration expenses were NOK 1.0 billion in the first nine months of 2005 compared to NOK 0.7 billion in the same period in 2004. The increased exploration expense was mainly due to increased exploration activity.

During the third quarter of 2005, three exploration wells were completed internationally, all in Angola. The Astraea-1 well and the Hebe-1 well in block 31, and the Lirio-2 well in block 17, which is a combination of an exploration and an appraisal well, all resulted in discoveries. The discovery in the Hebe-1 well represents the ninth discovery in the block, where Statoil holds a 13.33 per cent interest. One exploration well was completed in the third quarter of 2004. In the first nine months of 2005, seven wells have been completed internationally, compared to four wells in the same period of 2004.

On 4 August 2005, Statoil signed a memorandum of understanding (MoU) with the Algerian national energy company Sonatrach, covering cooperation between the two companies in the areas of LNG project development in Algeria, petroleum project development off Norway and internationally, research and development, health, safety and the environment, and drilling.

In the USA, Statoil has entered into exploration arrangements with ExxonMobil in the Gulf of Mexico. This arrangement gives Statoil access to deepwater areas located near the licences recently acquired from EnCana. These arrangements represent a further strengthening of Statoil’s presence in the deepwater Gulf of Mexico.

On 26 August 2005, an exploration licence for the deepwater block 315 offshore Nigeria was awarded to Statoil and the Brazilian oil company Petrobras. The two partners have each received 45 per cent in the block, with Petrobras as operator. The Nigerian company Ask was given the remaining 10 per cent.

On 16 September 2005, Russian oil and gas company Gazprom announced that Statoil is one of five companies with which it wants to negotiate on potential participation in developing the Shtokman gas field in the Barents Sea. Gazprom has indicated that it wishes to cooperate further with Statoil before a final decision is taken on which companies will become part of the Shtokman partnership.

On 2 October 2005, Statoil was awarded operatorship for two licences in a bidding round for exploration and production sharing agreements in Libya. Statoil will have 100 per cent in licence Cyrenaica 94 and 50 per cent in licence Kufra 171, with British Gas holding the remaining 50 per cent.

On 17 October 2005, Statoil was awarded interests in two deepwater blocks off Brazil in the seventh licensing round. Statoil got 50 per cent in block C-M-539 in the Campos Basin together with Repsol as operator with the remaining 50 per cent. In the other block, ES-M-594 in the Espirito Santo Basin, Statoil was awarded 40 per cent and Petrobras was awarded operatorship with 60 per cent.

A memorandum of cooperation (MoC) over future cooperation has been concluded by Statoil with the oil ministry in Iraq which includes joint studies of exploration drilling, field development in regions of Iraq and training of personnel.

NATURAL GAS

	Third quarter				Nine months ended 30 September				Full year
	2005	2004		2005	2005	2004		2005	2004
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

USGAAP income statement

Total revenues	10,455	6,732	55%	1,600	29,958	23,048	30%	4,586	33,326

Cost of goods sold	7,391	4,205	76%	1,131	20,147	12,769	58%	3,084	19,350
Operating, selling and administrative expenses	2,085	1,432	46%	319	5,780	4,773	21%	885	6,540
Depreciation, depletion and amortisation	185	156	19%	28	565	469	20%	86	652

Total expenses	9,661	5,793	67%	1,479	26,492	18,011	47%	4,055	26,542

Income before financial items, income taxes and minority interest	794	939	(15%)	122	3,466	5,037	(31%)	531	6,784

Operational data
Natural gas sales (Statoil equity) (bcm)	5.7	4.0	44%		17.6	14.7	19%		21.0
Natural gas sales (3rd party volumes) (bcm)	0.9	1.1	(21%)		1.8	2.7	(33%)		3.9
Natural gas sales (bcm)	6.6	5.1	30%		19.4	17.5	11%		25.0
Natural gas price (NOK / Scm)	1.37	1.08	27%		1.33	1.06	25%		1.10
Transfer price natural gas (NOK / Scm)	1.06	0.72	47%		0.98	0.66	48%		0.71
Regularity at delivery point (%)	100%	100%	0%		100%	100%	0%		100%

Income before financial items, income taxes and minority interest for Natural Gas was NOK 0.8 billion in the third quarter of 2005 compared to NOK 0.9 billion in the third quarter of 2004. The decrease of NOK 0.1 billion was mainly due to increased cost of goods sold related to an increased transfer price for natural gas from E&P Norway. This was partly offset by higher prices of natural gas and higher sales volumes.

Income before financial items, income taxes and minority interest for the first nine months of 2005 was NOK 3.5 billion, compared to NOK 5.0 billion in the same period in 2004. The decrease was mainly due to increased cost of goods sold related to an increased transfer price, as well as the gain from the sale of the shares in Verbundnetz Gas (VNG) of NOK 0.6 billion before tax, which was included as income in the first quarter of 2004. This was partly offset by increased gas prices and higher sales volumes. Operating, selling and administrative expenses increased both in the third quarter of 2005 and in the first nine months of 2005 due to increased volumes sold.

Natural gas sales for the third quarter of 2005 were 6.6 billion standard cubic metres (bcm) compared to 5.1 bcm in the third quarter of 2004, an increase of 30 per cent. Of the total gas sales in the third quarter of 2005, 5.7 bcm was equity gas. Sales of natural gas volumes from the Jupiter and In Salah fields are reported by the International E&P segment. In the first nine months of 2005, natural gas sales were 19.4 bcm compared to 17.5 bcm in the same period in 2004. Of the total gas sales in the first nine months of 2005, equity gas was 17.6 bcm. Liquefied natural gas (LNG) sales contributed NOK 1.6 billion to revenues in the first nine months of 2005.

The average gas price for gas piped to Europe in the third quarter of 2005 was NOK 1.37 per standard cubic metre (scm), compared to NOK 1.08 per scm in the third quarter of 2004, an increase of 27 per cent. The price increase was mainly due to an increase in long-term contract prices and an increase in gas prices in the UK market. The gas price was 25 per cent higher in the first nine months of 2005 compared to the first nine months of 2004.

Cost of goods sold for the third quarter of 2005 increased by 76 per cent compared to the third quarter of 2004, due to increased equity volumes and a higher transfer price. The transfer price for gas from E&P Norway to Natural Gas was NOK 1.06 per scm in the third quarter of 2005, an increase of 47 per cent compared to the transfer price in the third quarter of 2004 of NOK 0.72 per scm. The transfer price for gas from E&P Norway was 48 per cent higher in the first nine months of 2005 compared to the first nine months of 2004.

Statoil and Statkraft have agreed on the main terms and conditions for deliveries of Statkraft's share of gas for electricity production at the planned Naturkraft power plant at Kårstø. Combined volumes are expected to be approximately 0.3 bcm per year for Statoil and the Norwegian state’s direct financial interest (SDFI) for a 10-year period starting 1 October 2007.

The Kårstø expansion project (KEP 2005), at the gas treatment plant north of Stavanger, was completed on time and below budget, and the facility is now ready to process gas from the Statoil-operated Kristin field in the Norwegian Sea.

By the end of the Gas Year 2004 (ending 30 September 2005) there was almost full utilisation of the production permits, i.e., Statoil was able to sell almost all the gas that it was responsible for on the NCS.

With regard to the delayed start-up of Snøhvit LNG, mitigating activities are ongoing in order to cover contracted deliveries of gas for related contracts.

MANUFACTURING & MARKETING

	Third quarter				Nine months ended 30 September				Full year
	2005	2004		2005	2005	2004		2005	2004
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

USGAAP income statement

Total revenues	91,352	73,526	24%	13,983	248,021	193,138	28%	37,964	267,177

Cost of goods sold	85,521	68,533	25%	13,090	229,522	179,611	28%	35,132	246,971
Operating, selling and administrative expenses	3,898	3,496	11%	597	11,920	9,840	21%	1,825	14,566
Depreciation, depletion and amortisation	542	502	8%	83	1,628	1,200	36%	249	1,719

Total expenses	89,961	72,531	24%	13,770	243,070	190,651	27%	37,206	263,256

Income before financial items, income taxes and minority interest	1,391	995	40%	213	4,951	2,487	99%	758	3,921

Operational data
FCC margin (USD/bbl)	10.1	6.5	55%		7.8	6.4	22%		6.4
Contract price methanol (EUR/tonne)	220	230	(4%)		227	207	10%		213
Petrochemical margin (EUR/tonne)	104	133	(22%)		161	131	23%		153

Income before financial items, income taxes and minority interest for Manufacturing & Marketing in the third quarter of 2005 was NOK 1.4 billion compared to NOK 1.0 billion in the third quarter of 2004. In the first nine months of 2005 income before financial items, income taxes and minority interest was NOK 5.0 billion compared to NOK 2.5 billion in the same period in 2004. This increase was mainly due to higher margins in manufacturing.

Oil trading income before financial items, income taxes and minority interest in the third quarter of 2005 was NOK 0.1 billion, compared to NOK 0.2 billion in the third quarter of 2004. The decrease was mainly due to negative changes in the fair values of hedge positions related to inventory and the Melaka earn-out agreement, partly offset by good trading results in this quarter. In the first nine months of 2005, income before financial items, income taxes and minority interest was NOK 1.2 billion compared to NOK 0.7 billion in the same period in 2004. The increase was mainly due to good results from trading.

Income before financial items, income taxes and minority interest from manufacturing was NOK 0.9 billion in the third quarter of 2005, compared to NOK 0.5 billion in the third quarter of 2004. The increase was mainly due to higher margins in the third quarter of 2005 compared to the third quarter of 2004. In the third quarter of 2005, the average FCC refining margin was USD 10.1 per barrel compared to USD 6.5 per barrel in the third quarter of 2004. The average contract price of methanol was EUR 220 per tonne in the third quarter of 2005 compared to EUR 230 per tonne in the third quarter of 2004, a decrease of 4 per cent. In the first nine months of 2005, income before financial items, income taxes and minority interest was NOK 2.5 billion, compared to NOK 1.0 billion in the same period in 2004.

Income before financial items, income taxes and minority interest from marketing was NOK 0.3 billion in the third quarter of 2005, compared to NOK 0.2 billion in the third quarter of 2004. Income before financial items, income taxes and minority interest in the first nine months of 2005 was NOK 0.5 billion compared to NOK 0.3 billion in the same period in 2004. Increased competition and high prices in general has resulted in weaker results from the retail unit. Several measures are being implemented within the retail unit in order to benefit from a more integrated business model across the retail business in the various countries, including a new organisational structure.

Statoil’s share of Borealis’ net income in the third quarter of 2005 was NOK 0.2 billion, compared to NOK 0.1 billion in the third quarter of 2004. The average margin was EUR 104 per tonne in the third quarter of 2005, compared to EUR 133 per tonne in the third quarter of 2004, a decrease of 22 per cent. For the first nine months of 2005, income was NOK 0.7 billion compared to NOK 0.4 billion in the same period in 2004. The sale of Borealis was finalised on 13 October 2005. Statoil has received EUR 1 billion (NOK 7.8 billion) for the transaction which will result in a book profit of NOK 1.5 billion in the fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were NOK 17.2 billion in the third quarter of 2005, compared to NOK 18.0 billion in the third quarter of 2004. The cash flows provided by operating activities were NOK 56.3 billion in the first nine months of 2005, compared to 44.4 billion in the same period in 2004. The increase in cash flows provided by operating activities of NOK 11.9 billion in the first nine months of 2005, compared to the first nine months of 2004 was mainly due to an increase in cash flows from underlying operations contributing NOK 14.9 billion. Short-term investments contributed NOK 1.4 billion. Increased working capital reduced the cash flows from operations by NOK 4.4 billion.

Cash flows used in investment activities were NOK 7.7 billion in the third quarter of 2005 compared to NOK 11.3 billion in the third quarter of 2004. In the first nine months of 2005, the cash flows used in investment activities were NOK 37.0 billion compared to NOK 27.0 billion in the same period in 2004.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure, were NOK 8.5 billion in the third quarter of 2005, compared to NOK 11.2 billion in the third quarter of 2004. In the first nine months of 2005, gross investments were NOK 37.1 billion, as compared to NOK 34.2 billion in the same period in 2004. Total gross investments in the first nine months of 2005 include the acquisition of the deepwater Gulf of Mexico assets of NOK 13.3 billion. The deepwater Gulf of Mexico assets refer to the discoveries and exploration prospects that Statoil acquired from Encana in the second quarter of 2005.

	Third quarter				Nine months ended 30 September				Full year
Gross investments	2005	2004		2005	2005	2004		2005	2004
(in billions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

E&P Norway	4.2	4.5	(6%)	0.6	11.8	12.6	(6%)	1.8	16.8
International E&P	3.2	3.1	2%	0.5	22.1	16.3	36%	3.4	19.0
Natural Gas	0.6	0.6	7%	0.1	1.8	1.5	21%	0.3	2.4
Manufacturing & Marketing	0.4	2.9	(87%)	0.1	1.1	3.6	(68%)	0.2	4.2
Other	0.1	0.1	(14%)	0.0	0.3	0.3	4%	0.0	0.6

Total gross investment	8.5	11.2	(24%)	1.3	37.1	34.2	9%	5.7	42.8

The difference between cash flows used in investment activities and gross investments in the first nine months of 2005 was mainly related to NCS portfolio transactions.

Reconciliation of cash flow to	Third quarter		Nine months ended 30 September
gross investments (in NOK billion)	2005	2004	2005	2004

Cash flows to investments	7.7	11.3	37.0	27.0
NCS portfolio transactions	0.1	0.0	(1.1)	0.0
Contribution from sales of assets	0.1	0.3	0.7	1.3
Reclassification of prepayment made in 2003
before governmental approval of In Salah and In Amenas	0.0	0.0	0.0	6.8
Other changes in long-term loans granted and other long-term items	0.6	(0.4)	0.5	(1.0)

Gross investments	8.5	11.2	37.1	34.2

Cash flows used in financing activities were NOK 1.5 billion in the third quarter of 2005 compared to NOK 2.8 billion in the third quarter of 2004.

In the first nine months of 2005, cash flows used in financing activities amounted to NOK 14.1 billion compared to NOK 6.3 billion in the same period in 2004. The main reason for the increase in cash flows used in financing activities was a reduction in new long-term borrowings. The amount reported for the first nine months of 2005 includes a dividend paid to shareholders of NOK 11.5 billion related to the annual result in 2004, while the dividend paid to shareholders in the same period in 2004 was NOK 6.4 billion.

New long-term borrowings as of 30 September 2005 amounted to NOK 0.4 billion, compared to NOK 4.6 billion in the same period in 2004. Repayment of long-term debt in the first nine months of 2005 was NOK 2.8 billion compared to NOK 3.9 billion in the same period in 2004.

Interest-bearing debt. Gross interest-bearing debt was NOK 35.7 billion at the end of the third quarter of 2005 compared to NOK 40.7 billion at the end of the third quarter of 2004. Despite high investments, including the payment of NOK 13.3 billion related to the acquisition of the deepwater Gulf of Mexico assets, interest-bearing debt has been reduced, mainly due to high cash flow from operational activities.

Currency swaps are used, for risk management purposes, to ensure that Statoil keeps long-term interest-bearing debt in USD. As a result, nearly all long-term debt is exposed to changes in the USD/NOK exchange rate. The change in the exchange rate was very small in the third quarter in 2005, as compared to a change of NOK 0.22 in the third quarter of 2004.

Net interest-bearing debt (9) was NOK 19.8 billion as of 30 September 2005 compared to NOK 17.7 billion as of 30 September 2004. As of 31 December 2004, net interest-bearing debt was NOK 20.3 billion.

The increase in net interest-bearing debt from the third quarter of 2004 to the third quarter of 2005 was mainly related to a reduction in liquid assets of NOK 7.4 billion, partly offset by a reduction of gross interest-bearing debt of NOK 5.0 billion. The large investments in the period, including the payment of NOK 13.3 billion related to the acquisition of the deepwater Gulf of Mexico assets, were the main reason for the reduction in liquid assets, contributing to an increase in net interest-bearing debt.

Normalised for the cash build-up before tax payment, net interest-bearing debt was NOK 34.6 billion as of 30 September 2005, compared to NOK 27.7 billion in the corresponding period for 2004.

Cash, cash equivalents and short-term investments were NOK 15.6 billion as of 30 September 2005, compared to NOK 23.0 billion as of 30 September 2004. The decrease was due to high investments, including the payment of NOK 13.3 billion related to the acquisition of the deepwater Gulf of Mexico assets. Cash and cash equivalents were NOK 10.0 billion as of 30 September 2005, compared to NOK 18.3 billion as of 30 September 2004. Short-term investments amounted to NOK 5.6 billion as of 30 September 2005, compared to NOK 4.7 billion as of 30 September 2004.

Working capital (total current assets less current liabilities) was reduced by NOK 6.6 billion from a negative working capital of NOK 7.5 billion as per 30 September 2004 to a negative working capital of NOK 14.1 billion as per 30 September 2005. The change in working capital was mainly related to an increase in taxes payable of 8.4 billion, a decrease in cash, cash equivalents and short-term investments of NOK 7.4 billion and an increase in accounts payable and accrued liabilities of NOK 3.9 billion. This was partly offset by an increase in accounts receivable of NOK 7.4 billion, a decrease in short-term debt of NOK 3.1 billion, an increase in inventories of NOK 1.6 billion and an increase in prepaid expenses of NOK 1.0 billion.

Horton matter. The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd, a Turks & Caicos Island company, for consultancy services in Iran. The consultancy agreement provided for the payment of USD 15.2 million for consultancy services to be rendered over the 11-year contract term. Two payments totalling USD 5.2 million were made under the contract before the payments were stopped. The contract was terminated in September 2003. On 28 June 2004, Økokrim informed Statoil that it had concluded that Statoil violated section 276c, first paragraph (b) of the Norwegian Penal Code (which became effective from 4 July 2003 and prohibits conferring on or offering to a middleman an improper advantage in return for exercising his influence with a decision-maker without the decision-maker receiving any advantage) and imposed a penalty on Statoil of NOK 20 million. Statoil’s board decided on 14 October 2004 to accept the penalty without admitting or denying the charges by Økokrim. Before agreeing to pay the fine imposed by Økokrim, Statoil had already accepted that the Horton contract violated its own ethical policies and standards. Statoil has taken a number of steps to prevent a similar situation from arising in the future. Økokrim also informed Statoil that it issued a penalty notice to former Statoil executive vice president Richard Hubbard on the same legal basis, seeking to impose a penalty of NOK 200,000. Richard Hubbard announced on 18 October 2004 that he had accepted the Økokrim fine of NOK 200,000.

The original charge that Statoil paid bribes to Iranian decision-makers with the intention of securing commercial advantages in Iran was not pursued further by Økokrim in the penalty notice of June 2004.

The US Securities and Exchange Commission (SEC) is conducting a formal investigation into the Horton consultancy arrangement to determine if there have been any violations of US federal securities laws, including the Foreign Corrupt Practices Act. The US Department of Justice is conducting a criminal investigation of the Horton matter jointly with the Office of the United States Attorney for the Southern District of New York. The SEC Staff informed Statoil on 24 September 2004 that it is considering recommending that the SEC authorise a civil enforcement action in federal court against Statoil for violations of various US federal securities laws, including the anti-bribery and books and records provisions of the Foreign Corrupt Practices Act. Statoil is continuing to provide information to the US authorities to assist them in their ongoing investigations.

Iranian authorities have carried out inquiries into the matter. In April 2004, the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalised for the parliamentary session at the end of May 2004. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

In relation to the Horton case, the Norwegian tax authorities have imposed a surcharge of NOK 6.1 million on Statoil’s corporate income tax bill for the financial year 2002 as the company incorrectly claimed deductions for the payments made under the consultancy agreement.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MATTERS

Statoil is subject to SEC regulations regarding the use of “non-GAAP financial measures” in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP.

For more information on our use of non-GAAP financial measures, see Item 5 - Operating and Financial Review and Prospects - Use of Non-GAAP Financial Measures in Statoil’s 2004 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
• Return on average capital employed (ROACE)
• Normalised return on average capital employed (normalised ROACE)
• Normalised production cost per barrel
• Net debt to capital employed ratio.

ROACE
Statoil uses ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is viewed by the company as providing useful information, both for the company and investors, regarding performance for the period under evaluation. Statoil makes regular use of this measure to evaluate its operations. Statoil’s use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Statoil uses normalised ROACE to measure the return on capital employed, while excluding the effects of market developments over which Statoil has no control. The revenue effects of oil price, natural gas price, refining margin, Borealis margin and the NOK/USD exchange rate are therefore excluded from the normalised figure.

This measure is viewed by the company as providing a better understanding of Statoil’s underlying performance over time and across periods, by excluding from the performance measure factors that Statoil cannot influence. Statoil makes regular use of this measure to evaluate its operations.

Beginning in 2005, the figures used for calculating the normalised ROACE are (each adjusted for an assumed annual inflation of 2.5 per cent from the basis year 2004):
• oil price of USD 22 per barrel
• natural gas price of NOK 0.90 per scm
• FCC refining margin of USD 5.0 per barrel
• petrochemical margin of EUR 140 per tonne
• NOK/USD exchange rate of 6.75

By keeping certain prices and the NOK/USD exchange rate constant, Statoil is able to utilise normalised ROACE to focus on operating cost and efficiency improvements, and is able to measure performance on a comparable basis across periods. Such a focus would be more challenging to maintain in periods in which prices are high and exchange rates are favourable. In the period 2001 to the third quarter of 2005, during which Statoil has been using normalised ROACE as a method of measuring performance, the normalisation procedures have on average resulted in lower normalised earnings compared to the earnings based on realised prices. Normalised results, however, should be reviewed with the measures calculated in accordance with GAAP when measuring financial performance. The company reviews both realised and normalised results when measuring performance. However, the company considers the normalised results to be especially useful when realised prices, margins and exchange rates are above the normalised set of assumptions. Normalised ROACE has historically been based on organic development, and major inorganic transactions have therefore generally been excluded from the calculations. The effect on average capital employed of the acquisition of the deepwater Gulf of Mexico assets, as well as the numerator effects due to incurred costs since the acquisition, is excluded from the 2005 figures in the calculation of the normalised ROACE.

All historical normalised figures have been restated in order to reflect the new normalisation assumptions and the portfolio of assets as at the end of 2004, as shown at the bottom of the table below. This is done in order to facilitate comparisons between years using the new normalisations. For a specification of the adjustments and normalisation assumptions, see end note 2.

Calculation of numerator and denominator used in ROACE calculation	Twelve months ended 30 September		Twelve months ended 31 December
(in NOK million, except percentages)	2005	2004	2004

Net income for the last 12 months	32,250	19,159	24,916
Minority interests for the last 12 months	797	336	505
After-tax net financial items for the last 12 months	(1,243)	(714)	(1,947)

Net income adjusted for minority interests and net financial items after tax (A1)	31,804	18,781	23,474

Adjustment for tax effects and insurance costs	(1,283)	n/a	(1,283)
Numerator adjustments for costs In Salah, In Amenas and SDS	n/a	(79)	(295)
Numerator adjustments for gain on sale of VNG	n/a	(446)	(446)
Numerator adjustments for GoM transaction	10	n/a	n/a
Effect of normalised prices and margins	(17,740)	(10,302)	(12,608)
Effect of normalised NOK/ USD exchange rate	830	1,956	2,189

Normalised net income (A2)	13,622	9,910	11,031

Calculated average capital employed:
Average capital employed before adjustments (B1)	107,517	88,072	99,346
Average capital employed (B2)	119,792	96,116	99,868
Denominator adjustments on average capital employed for In Salah and In Amenas	n/a	(4,583)	(7,766)
Denominator adjustment on average capital employed for SDS	n/a	(2,361)	(2,361)
Denominator adjustments 2005 on average capital employed for GoM transaction	(6,767)	n/a	n/a
Average capital employed adjusted (B3)	113,025	89,172	89,741

Calculated ROACE
Calculated ROACE based on average capital employed before adjustments (A1/B1)	29.6%	21.3%	23.6%
Calculated ROACE based on average capital employed (A1/B2)	26.5%	19.5%	23.5%
Normalised ROACE old normalising assumptions, previously reported figures	n/a	11.1%	12.3%

Normalised ROACE (A2/B3) 2005, including restated 2004 figures	12.1%	12.6%	12.4%

Normalised production cost

Normalised production cost in NOK per barrel is used to evaluate the underlying development in the production cost. Statoil’s production costs internationally are mainly incurred in USD. In order to exclude currency effects and to reflect the change in the underlying production cost, the NOK/USD exchange rate is held constant at 6.75 in the calculations of normalised production cost.

	Twelve months	Twelve months	Twelve months
	ended 30 September	ended 30 September	ended 31 December
Production cost per boe	2005	2004	2004

Total production costs last 12 months (in NOK million)	9,190	9,321	9,336
Lifted volumes last 12 months (million boe)	418	401	400
Average NOK/USD exchange rate last 12 months	6.37	6.89	6.74

Production cost (USD/boe)	3.45	3.38	3.46

Calculated production cost (NOK/boe)	22.0	23.3	23.3

Normalisation of production cost per boe
Total production costs last 12 months (in NOK million)	9,190	9,321	9,336
Production costs last 12 months International E&P (in USD million)	232	176	193
Normalised exchange rate (NOK/USD)	6.75	6.75	6.75

Production costs last 12 months International E&P normalised at NOK/USD 6.75	1,567	1,187	1,302
Production costs last 12 months E&P Norway (in NOK million)	7,708	8,110	8,038
Total production costs last 12 months in NOK million (normalised)	9,275	9,298	9,340
Lifted volumes last 12 months (million boe)	418	401	400

Production cost (NOK/boe) normalised at NOK/USD 6.75 [10]	22.2	23.2	23.3

Net debt to capital employed ratio, defined as net interest-bearing debt to capital employed, was 16.9 per cent as of 30 September 2005, compared to 18.1 per cent as of 30 September 2004. The decrease in net debt to capital employed ratio was mainly related to an increase in capital employed, partly offset by an increase in net interest-bearing debt.

Normalised for the cash build-up before the tax payment on 3 October, net debt to capital employed ratio was 26.2 per cent for the third quarter of 2005, as compared to 25.8 per cent for the third quarter of 2004.

In the calculation of net interest-bearing debt, Statoil makes certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see Use and reconciliation of non-GAAP financial measures below.

Calculation of capital employed and net debt to capital employed ratio	30 September	30 September	31 December
(in millions)	2005	2004	2004

Total shareholders' equity	95,938	78,353	85,030
Minority interests	1,611	1,436	1,616

Total equity and minority interests (A)	97,549	79,789	86,646

Short-term debt	3,614	6,673	4,730
Long-term debt	32,054	34,030	31,459

Gross interest-bearing debt	35,668	40,703	36,189

Cash and cash equivalents	(10,024)	(18,338)	(5,028)
Short-term investments	(5,606)	(4,707)	(11,621)

Cash and cash equivalents and short-term investments	(15,630)	(23,045)	(16,649)

Net debt before adjustments (B1)	20,038	17,658	19,540

Other interest-bearing elements	2,406	2,430	2,995
Adjustment for project loan	(2,621)	(2,414)	(2,209)

Adjusted net interest-bearing debt before normalisation for cash build-up (B2)	19,823	17,674	20,326

Normalisation for cash build-up before tax payment (50 per cent of tax payment)	14,750	10,000	-

Net interest-bearing debt (B3)	34,573	27,674	20,326

Calculation of capital employed
Capital employed before adjustments to net interest-bearing debt (A+B1)	117,587	97,447	106,186
Capital employed (A+B3)	132,122	107,463	106,972

Calculated net debt to capital employed
Net debt to capital employed before adjustments (B1/(B1+A))	17.0%	18.1%	18.4%
Net debt to capital employed before normalisation for tax payment (B2/(B2+A))	16.9%	18.1%	19.0%
Net debt to capital employed (B3/(B3+A))	26.2%	25.8%	19.0%

End notes

(1) After-tax return on average capital employed for the last 12 months is calculated as net income before minority interest and after-tax net financial items, divided by the average of opening and closing balances of net interest-bearing debt, shareholders’ equity and minority interest. See table under Return on average capital employed for a reconciliation of the numerator. See table under Net debt to capital ratio for a reconciliation of capital employed.

(2) For purposes of measuring our performance against our 2007 ROACE target, we are assuming an average realised oil price of USD 22 per barrel, natural gas price of NOK 0.90 per scm, refining margin of USD 5.0 per barrel, Borealis margin of EUR 140 per tonne, and a NOK/USD exchange rate of 6.75. All prices and margins are adjusted for inflation from 2004. ROACE is normalised in order to exclude factors that Statoil can not influence from its performance targets. Consequently, adjustments are also made to the normalised ROACE calculation in order to exclude factors that are not viewed as part of recurring business. Adjustments for the 12 months ended 30 September 2005 consisted of tax effects related to changes in tax legislation and the allocation of office costs of a total of NOK 1.6 billion in the fourth quarter of 2004, as well as the effect of insurance costs incurred of NOK 0.3 billion in the same quarter. The capital employed is normalised for the effect of the acquisition of the assets in the Gulf of Mexico from EnCana in the second quarter of 2005. To facilitate comparability, historical normalised ROACE figures have been calculated using the new normalisation assumptions communicated in 2004.

(3) For a definition of non-GAAP financial measures and use of ROACE, see Use and reconciliation of non-GAAP financial measures.

(4) The group’s oil price is a volume weighted average of the segment prices of oil and natural gas liquids (NGL), including a margin for oil sales, trading and supply (O&S). The oil price from the NCS is higher than the oil price from the international business. The calculation of the oil price for 2004 as a whole also includes sales income from NGL volumes.

(5) FCC: fluid catalytic cracking.

(6) Oil volumes include condensate and NGL, exclusive of royalty oil.

(7) Lifting equals sales of oil for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.

(8) The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production (lifting) of oil and natural gas. For a specification of normalising assumptions, see end note 2. For normalisation of production cost, see table under Production cost.

(9) Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments. In the first and third quarter, net interest-bearing debt is normalised by excluding 50 per cent of the cash build-up related to tax payments due on 1 April and 3 October.

(10) By normalisation it is assumed that production costs in E&P Norway are incurred in NOK. Only costs incurred in International E&P are normalised at 6.75. Certain reclassifications have been made to prior periods’ figures to be consistent with the current period’s classifications.

FORWARD-LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil’s oil and gas production forecasts; targets with respect to return on average capital employed and other measures; targets with respect to participations in drilling and exploration activities; plans for future development and operation of projects; expected investment levels in projects and segments; expected exploration and development activities or expenditures; start-up dates for upstream activities; and plans to further improve HSE measures, are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2004 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com.

CONSOLIDATED STATEMENTS OF INCOME - USGAAP

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
(in NOK million)	2005	2004	2005	2004	2004

REVENUES
Sales	104,895	81,623	283,999	218,664	303,756
Equity in net income of affiliates	233	204	987	708	1,209
Other income	9	221	76	1,011	1,253

Total revenues	105,137	82,048	285,062	220,383	306,218

EXPENSES
Cost of goods sold	(66,721)	(53,245)	(175,111)	(136,857)	(188,179)
Operating expenses	(7,331)	(6,291)	(21,661)	(19,878)	(27,350)
Selling, general and administrative expenses	(1,652)	(1,678)	(5,010)	(3,763)	(6,298)
Depreciation, depletion and amortization	(4,431)	(4,224)	(13,472)	(12,285)	(17,456)
Exploration expenses	(1,130)	(519)	(2,515)	(1,239)	(1,828)

Total expenses before financial items	(81,265)	(65,957)	(217,769)	(174,022)	(241,111)

Income before financial items, income taxes and minority interest	23,872	16,091	67,293	46,361	65,107

Net financial items	543	1,685	(2,064)	526	5,739

Income before income taxes and minority interest	24,415	17,776	65,229	46,887	70,846

Income taxes	(15,501)	(11,830)	(42,438)	(31,722)	(45,425)
Minority interest	(230)	(128)	(584)	(292)	(505)

Net income	8,684	5,818	22,207	14,873	24,916

Net income per ordinary share	4.01	2.69	10.25	6.87	11.50

Dividend declared per ordinary share	-	-	5.30	2.95	2.95

Weighted average number of ordinary shares outstanding	2,165,642,030	2,166,143,715	2,165,832,864	2,166,143,715	2,166,142,636

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS - USGAAP

	At September 30,	At September 30,	At December 31,
(in NOK million)	2005	2004	2004

ASSETS

Cash and cash equivalents	10,024	18,338	5,028
Short-term investments	5,606	4,707	11,621

Cash, cash equivalents and short-term investments	15,630	23,045	16,649

Accounts receivable	38,073	30,620	31,736
Accounts receivable - related parties	64	72	0
Inventories	8,388	6,811	6,971
Prepaid expenses and other current assets	9,275	8,271	9,713

Total current assets	71,430	68,819	65,069

Investments in affiliates	10,780	11,091	10,339
Long-term receivables	7,575	8,524	8,176
Net property, plant and equipment	178,162	152,197	152,916
Other assets	16,050	11,968	11,743

TOTAL ASSETS	283,997	252,599	248,243

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt	3,614	6,673	4,730
Accounts payable	21,796	18,995	19,282
Accounts payable - related parties	8,338	8,071	5,621
Accrued liabilities	12,605	11,730	12,385
Income taxes payable	39,171	30,809	19,117

Total current liabilities	85,524	76,278	61,135

Long-term debt	32,054	34,030	31,459
Deferred income taxes	42,851	39,496	44,270
Other liabilities	26,019	23,006	24,733

Total liabilities	186,448	172,810	161,597

Minority interest	1,611	1,436	1,616

Common stock (NOK 2.50 nominal value), 2,189,585,600 shares authorized and issued	5,474	5,474	5,474
Treasury shares	(131)	(59)	(60)
Additional paid-in capital	37,295	37,728	37,273
Retained earnings	56,879	36,110	46,153
Accumulated other comprehensive income (loss)	(3,579)	(900)	(3,810)

Total shareholders' equity	95,938	78,353	85,030

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	283,997	252,599	248,243

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - USGAAP

	For the nine months ended September 30,		For the year ended December 31,
(in NOK million)	2005	2004	2004

OPERATING ACTIVITIES
Consolidated net income	22,207	14,873	24,916

Adjustments to reconcile net income to net cash flows provided by operating activities:
Minority interest in income	584	292	505
Depreciation, depletion and amortization	13,472	12,285	17,456
Exploration expenditures written off	155	68	110
(Gains) losses on foreign currency transactions	706	596	(1,919)
Deferred taxes	(1,875)	277	5,006
(Gains) losses on sales of assets and other items	(148)	(1,220)	(1,531)

Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	(1,417)	(1,485)	(1,645)
• (Increase) decrease in accounts receivable	(6,401)	(105)	(1,149)
• (Increase) decrease in prepaid expenses and other current assets	(3,643)	(1,597)	(4,590)
• (Increase) decrease in short-term investments	6,015	4,607	(2,307)
• Increase (decrease) in accounts payable	5,302	2,232	(147)
• Increase (decrease) in other payables	(3)	400	1,449
• Increase (decrease) in taxes payable	20,054	13,079	1,387

(Increase) decrease in non-current items related to operating activities	1,251	65	1,266

Cash flows provided by operating activities	56,259	44,367	38,807

INVESTING ACTIVITIES
Additions to property, plant and equipment	(36,306)	(24,642)	(31,800)
Exploration expenditures capitalized	(884)	(516)	(748)
Change in long-term loans granted and other long-term items	(596)	(3,151)	(2,650)
Proceeds from sale of assets	748	1,266	3,239

Cash flows used in investing activities	(37,038)	(27,043)	(31,959)

FINANCING ACTIVITIES
New long-term borrowings	412	4,599	4,599
Repayment of long-term borrowings	(2,799)	(3,914)	(6,574)
Distribution to minority shareholders	(610)	(340)	(559)
Dividends paid	(11,481)	(6,390)	(6,390)
Net short-term borrowings, bank overdrafts and other	386	(237)	(131)

Cash flows used in financing activities	(14,092)	(6,282)	(9,055)

Net increase (decrease) in cash and cash equivalents	5,129	11,042	(2,207)

Effect of exchange rate changes on cash and cash equivalents	(133)	(20)	(81)
Cash and cash equivalents at the beginning of the period	5,028	7,316	7,316

Cash and cash equivalents at the end of the period	10,024	18,338	5,028

Changes in balance sheet items resulting from the acquisition of the Statoil Detaljhandel Skandinavia in the third quarter of 2004 are excluded from Cash flows provided by operating activities and Cash flows used in financing activities, and classified as Additions to property, plant and equipment.

See notes to the consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. All such adjustments are of normal and recurring nature. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2004 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2004. Certain reclassifications have been made to prior periods' figures to be consistent with the current period's classifications.

Statoil adopted Financial Accounting Standard (FAS) 123 R Share-Based Compensation in the fourth quarter of 2004, as an employee share saving plan was introduced. Employees have the opportunity to buy shares in Statoil every year up to a ceiling of five per cent of their gross salary. For shares held for at least two calendar years, employees will receive one bonus share for every two purchased. The bonus element is valued at the grant day and amortized to income over the vesting period. The effect on the Consolidated Statements of Income and financial position is immaterial.

As of January 1, 2005, Statoil adopted Financial Accounting Standard Board (FASB) Staff Position FSP FAS 19-1, Accounting for Suspended Well Costs. Upon adoption of the FSP, the Company evaluated all existing capitalized exploratory well expenditures under the provisions of the FSP. The adoption did not have any effects on Statoil's Consolidated Statements of Income and financial position.

As of August 1, 2005 Statoil adopted FAS 153 Exchanges of Nonmonetary Assets. Before adoption of FAS 153 Statoil recognized some exchanges at book value. After adoption of FAS 153 only exchanges with lack of commercial substance will be recognized at book value. The pronouncement is only required to be recognized prospectively and therefore no cumulative effect is recognized.

The FASB issued in March 2005 Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations, to clarify the requirement to record liabilities stemming from a legal obligation to clean up and retire fixed assets, when a retirement depends on a future event. FIN 47 is effective for fiscal years ending after December 15, 2005, and we expect to adopt this in the fourth quarter of 2005. Statoil has not yet estimated the impact, if any, of the new interpretation.

Beginning January 1, 2006 Statoil will adopt FAS 154 Accounting Changes and Error Corrections as a replacement of APB Opinion No. 20 and FASB Statement No. 3. APB 20 required that most voluntary changes in accounting principle should be recognized in net income of the period of the change. The recognized effect should be the cumulative effect of changing to the new accounting principles. FAS 154, on the other hand, in general requires retrospective application to prior periods' financial statements of changes in accounting principles. This Statement also requires that a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.

2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Statoil operates in the worldwide crude oil, refined products, and natural gas markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Statoil's management has used and intends to use financial and commodity-based derivative contracts to reduce the risks in overall earnings and cash flows. Statoil applies hedge accounting in certain circumstances using both cash flow hedges and fair value hedges as allowed by FAS 133, but also enters into derivatives which economically hedge certain of its risks even though hedge accounting is not allowed by FAS 133 or is not applied by Statoil.

Cash Flow Hedges
Statoil has designated certain derivative instruments as cash flow hedges to hedge against changes in the amount of future cash flows related to the sale of crude oil and petroleum products over a period not exceeding three months. Hedge ineffectiveness related to Statoil's outstanding cash flow hedges was NOK 32 million and recorded to earnings during the quarter ended September 30, 2005. The net change in Accumulated other comprehensive income associated with the current period hedging transactions was NOK 204 million after tax. The net amount reclassified into earnings during the quarter was NOK 134 million after tax. At September 30, 2005, the net deferred hedging loss in Accumulated other comprehensive income related to cash flow hedges was NOK 254 million after tax, all of which will affect earnings over the next 12 months. The unrealized loss component of derivative instruments excluded from the assessment of hedge effectiveness related to cash flow hedges during the quarter ended September 30, 2005 was immaterial.

Fair Value Hedges
Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the quarter ended September 30, 2005. The net gain is recognized in Income before income taxes and minority interest during the quarter for ineffectiveness of fair value hedges was immaterial.

3. SEGMENTS

Statoil operates in four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions.

Segment data for the three months ended September 30, 2005 and 2004 and the nine months ended September 30, 2005 and 2004 is presented below:

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other and eliminations	Total

Three months ended September 30, 2005
Revenues third party (including Other income)	555	2,999	10,195	91,077	78	104,904
Revenues inter-segment	23,288	3,016	205	105	(26,614)	0
Income (loss) from equity investments	21	0	55	170	(13)	233

Total revenues	23,864	6,015	10,455	91,352	(26,549)	105,137

Income before financial items, income taxes and minority interest	18,016	3,675	794	1,391	(4)	23,872
Imputed segment income taxes	(13,482)	(1,155)	(530)	(280)	0	(15,447)

Segment net income	4,534	2,520	264	1,111	(4)	8,425

Three months ended September 30, 2004
Revenues third party (including Other income)	372	951	6,595	73,527	399	81,844
Revenues inter-segment	17,791	2,004	91	(150)	(19,736)	0
Income (loss) from equity investments	23	0	46	149	(14)	204

Total revenues	18,186	2,955	6,732	73,526	(19,351)	82,048

Income before financial items, income taxes and minority interest	12,552	1,517	939	995	88	16,091
Imputed segment income taxes	(9,353)	(466)	(625)	(235)	0	(10,679)

Segment net income	3,199	1,051	314	760	88	5,412

Nine months ended September 30, 2005
Revenues third party (including Other income)	1,523	5,939	29,279	247,086	248	284,075
Revenues inter-segment	67,215	7,519	485	177	(75,396)	0
Income (loss) from equity investments	79	0	194	758	(44)	987

Total revenues	68,817	13,458	29,958	248,021	(75,192)	285,062

Income before financial items, income taxes and minority interest	51,594	7,538	3,466	4,951	(256)	67,293
Imputed segment income taxes	(38,740)	(2,363)	(2,344)	(1,027)	0	(44,474)

Segment net income	12,854	5,175	1,122	3,924	(256)	22,819

Nine months ended September 30, 2004
Revenues third party (including Other income)	984	2,387	22,653	192,552	1,099	219,675
Revenues inter-segment	51,407	4,578	238	42	(56,265)	0
Income (loss) from equity investments	54	0	157	544	(47)	708

Total revenues	52,445	6,965	23,048	193,138	(55,213)	220,383

Income before financial items, income taxes and minority interest	35,825	3,137	5,037	2,487	(125)	46,361
Imputed segment income taxes	(26,647)	(979)	(3,245)	(534)	0	(31,405)

Segment net income	9,178	2,158	1,792	1,953	(125)	14,956

Borrowings are managed at a corporate level and interest expense is not allocated to segments. Income tax is calculated on Income before financial items, income taxes and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, Imputed segment income tax and Segment net income can be reconciled to Income taxes and Net income per the Consolidated Statements of Income as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(in NOK million)	2005	2004	2005	2004

Segment net income	8,425	5,412	22,819	14,956
Net financial items	543	1,685	(2,064)	526
Tax on financial items and other tax adjustments	(54)	(1,151)	2,036	(317)
Minority interest	(230)	(128)	(584)	(292)

Net income	8,684	5,818	22,207	14,873

Imputed segment income taxes	15,447	10,679	44,474	31,405
Tax on financial items and other tax adjustments	54	1,151	(2,036)	317

Income taxes	15,501	11,830	42,438	31,722

4. INVENTORIES

Inventories are valued at the lower of cost or market. Costs of crude oil held at refineries and the majority of refined products are determined under the last-in, first-out (LIFO) method. Certain inventories of crude oil, refined products and non-petroleum products are determined under the first-in, first-out (FIFO) method. There have been no liquidations of LIFO layers which resulted in a material impact to Net income for the reported periods.

	At September 30,	At September 30,	At December 31,
(in NOK million)	2005	2004	2004

Crude oil	4,123	3,816	3,664
Petroleum products	6,306	3,761	3,344
Other	1,197	1,088	1,253

Total - inventories valued on a FIFO basis	11,626	8,665	8,261
Excess of current cost over LIFO value	(3,238)	(1,854)	(1,290)

Total	8,388	6,811	6,971

5. SHAREHOLDERS' EQUITY

For the period ended September 30, 2005 there have been the following changes in shareholders' equity:

(in NOK million)	Total shareholders' equity

Shareholders' equity January 1, 2005	85,030
Net income for the period	22,207
Dividends paid	(11,481)
Treasury shares acquired	(71)
Value of Stock compensation plan	22
Foreign currency translation adjustment	408
Derivatives designated as cash flow hedges	(177)

Shareholders' equity September 30, 2005	95,938

The following sets forth Statoil’s Comprehensive income for the periods shown:

	For the three months ended September 30,		For the nine months ended September 30,
(in NOK million)	2005	2004	2005	2004

Net income	8,684	5,818	22,207	14,873
Foreign currency translation adjustment	(243)	(1,356)	408	(150)
Derivatives designated as cash flow hedges	(70)	44	(177)	(154)

Comprehensive income	8,371	4,506	22,438	14,569

6. FINANCIAL ITEMS

	For the three months ended September 30,		For the nine months ended September 30,
(in NOK million)	2005	2004	2005	2004

Interest and other financial income	242	320	1,010	847
Currency exchange adjustments, net	169	1,528	(3,891)	(59)
Interest and other financial expenses	(209)	(184)	(259)	(471)
Realized and unrealized gain (loss) on securities, net	341	21	1,076	209

Net financial items	543	1,685	(2,064)	526

7. COMMITMENTS AND CONTINGENT LIABILITIES

In 2004 Statoil, as an owner in BTC Co, entered into guarantee commitments for financing of the development of the BTC pipeline. At September 30, 2005 the maximum potential future amount of payment under these guarantee commitments amount to USD 110 million (NOK 0.7 billion), and are subject to the balance sheet recognition requirements of FIN 45. Since net present value of expected fees to be received exceeds the net present value of expected payments under the guarantees, no liability has been reflected in the Consolidated Balance Sheets related to these guarantee commitments.

Statoil Detaljhandel has issued guarantees amounting to a total of SEK 0.9 billion (NOK 0.7 billion), the main part of which relates to guarantee commitments to retailers. The liability recognized under FIN 45 in the Consolidated Balance Sheets related to these guarantee commitments is immaterial at period-end.

The price reviews for two long-term natural gas sales contracts are currently in arbitration. Contractual prices for a total volume of 2.9 billion cubic meters of gas delivered as of September 30, 2005 and for future deliveries under these contracts may be positively or negatively affected by the arbitration verdicts, the final outcome of which cannot be determined at this time.

The Ministry of Energy and Petroleum in Venezuela has challenged the production level and the royalty rates of the Sincor joint venture. Effective as of June 24, 2005 Sincor has been charged and has paid an increased royalty rate of 30 per cent related to production exceeding 114,000 barrels a day. Statoil and our partner have filed an administrative appeal to annul the demand for such payments, and are communicating with the Ministry to find an overall solution for Sincor.

During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on the Company’s best judgment. Statoil does not expect that either the financial position, results of operations nor cash flows will be materially adversely affected by the resolution of these legal proceedings.

The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) has conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd for consultancy services in Iran. On June 28, 2004 Økokrim informed Statoil that it had concluded that Statoil violated section 276c, first paragraph (b) of the Norwegian Penal Code, which became effective from July 4, 2003 and prohibits conferring on or offering to a middleman an improper advantage in return for exercising his influence with a decision-maker, without the decision-maker receiving any advantage, and imposed a penalty on Statoil of NOK 20 million. The Board of Statoil ASA decided on October 14, 2004 to accept the penalty without admitting or denying the charges by Økokrim.

The U.S. Securities and Exchange Commission (SEC) is also conducting a formal investigation into the Horton consultancy arrangement to determine if there have been any violations of U.S. federal securities laws, including the Foreign Corrupt Practices Act. The U.S. Department of Justice is conducting a criminal investigation of the Horton matter jointly with the Office of the United States Attorney for the Southern District of New York. The SEC Staff informed Statoil on September 24, 2004 that it is considering recommending that the SEC authorize a civil enforcement action in federal court against Statoil for violations of various U.S. federal securities laws, including the anti-bribery and books and records provisions of the Foreign Corrupt Practices Act. Statoil is continuing to provide information to the U.S. authorities to assist them in their ongoing investigations.

Iranian authorities have been carrying out inquiries into the matter. In April 2004 the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalized for the parliamentary session at the end of May 2004. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

8. EMPLOYEE RETIREMENT PLANS

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
(in NOK million)	2005	2004	2005	2004	2004

Benefit earned during the period	272	253	803	776	1,062
Interest cost on prior periods' benefit obligation	258	242	767	719	938
Expected return on plan assets	(288)	(236)	(859)	(706)	(902)
Amortization of loss	16	46	38	138	175
Amortization of prior service cost	8	9	28	27	34

Net periodic benefit cost (defined benefit plans)	266	314	777	954	1,307

Defined contribution plans/Multiemployer plans	29	26	52	42	55

Total net pension cost for the period	295	340	829	996	1,362

9. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENT TRANSACTIONS

On April 27, 2005 Statoil entered into an agreement to acquire assets from EnCana Corporation's Gulf of Mexico subsidiary amounting to USD 2.0 billion plus the balance of costs incurred between effective date January 1, 2005 and closing date. The acquisition includes working interests in six discoveries, including a 25 per cent interest in the Tahiti discovery currently in the early development stage, and an average 40 per cent working interest in 239 gross blocks covering approximately 1.4 million acres (5,665 square km). The closing of the transaction took place May 26, 2005. The investment is recognized in the segment International Exploration and Production.

In June 2005 Statoil agreed to sell its 50 per cent holding in Borealis A/S to IOB Holding A/S, a company jointly owned by International Petroleum Investment Company and OMV Aktiengesellschaft. Borealis' activity consists primarily of production of olefins and polyolefins as feedstock for plastic products. Including a dividend of EUR 80 million, the sales price amounts to EUR 1 billion. Statoil's book value of the investment in Borealis is NOK 6.3 billion as per September 30, 2005. The transaction was closed on October 13, 2005 and the gain of approximately NOK 1.5 billion will therefore be recorded in the fourth quarter of 2005 and recognized in the Manufacturing and Marketing segment.

10. RECONCILIATION BETWEEN USGAAP AND NGAAP

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
(in NOK million)	2005	2004	2005	2004	2004

Net income for the period per USGAAP	8,684	5,818	22,207	14,873	24,916

a) Inventory adjustment, from LIFO to FIFO, before tax	954	649	1,948	1,120	556
b) Other adjustments, before tax	(419)	(381)	(442)	(423)	(844)
c) Tax impact of the above adjustments, and other tax adjustments	(114)	(93)	(370)	(201)	118

Net income for the period per NGAAP	9,105	5,993	23,343	15,369	24,746

	At September 30,	At September 30,	At December 31,
(in NOK million)	2005	2004	2004

Shareholders' equity per USGAAP	95,938	78,353	85,030
Minority interests per USGAAP	1,611	1,436	1,616

a) Inventory adjustment, from LIFO to FIFO, before tax	3,238	1,854	1,290
b) Other adjustments, before tax	(829)	29	(395)
c) Tax impact of the above adjustments, and other tax adjustments	(753)	(697)	(375)
d) Other comprehensive income: Deferred changes in minimum pension obligations and derivatives (after tax)	390	271	225
e) Accrued dividends payable	0	0	(11,481)

Shareholders' equity per NGAAP	99,595	81,246	75,910

a) Per NGAAP the inventories are valued using the FIFO principle. Under USGAAP the inventory is partly valued using LIFO.

b) Other adjustments are mainly unrealized gains on non-exchange traded (OTC) derivatives.

c) Changes in deferred tax expense and deferred tax liability primarily consist of taxes on the above adjustments.

d) Other comprehensive income includes certain gains and losses related to pensions and unrealized derivative hedge positions which have been deferred and reflected directly in equity under USGAAP.

e) Per NGAAP dividends relating to current year's net income are reflected as a liability as of year-end. Under USGAAP dividends are not accrued until approved by the shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: October 31, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer

PRESS RELEASE:

Solid production growth in strong markets

The Statoil group had a net income of 8.7 billion in the third quarter of 2005, compared to NOK 5.8 billion in the third quarter of 2004.

The Statoil group had a net income of 8.7 billion in the third quarter of 2005, compared to NOK 5.8 billion in the third quarter of 2004. In the first nine months of 2005, net income was NOK 22.2 billion compared to NOK 14.9 billion in the first nine months of 2004.

The increased income in the third quarter of 2005, compared to the third quarter of 2004, was mainly related to:

  an increase in the average oil price measured in NOK of 35 per cent an increase in natural gas prices measured in NOK of 27 per cent an increase in oil and gas production of 17 per cent, while lifting increased by 11 per cent improved results from refining operations

“The third quarter has been another strong quarter for Statoil, characterised by high oil and gas prices, production growth, and good margins and high regularity in the refineries,” says chief executive Helge Lund. “We can once again present record results from our operations.”

“Oil and gas production has increased by no less than 17 per cent compared with the same quarter last year. We have experienced substantial growth in gas production from the Norwegian continental shelf, and oil and gas production from our international operations continues to show solid progress.”

“I’m pleased to note that since we last published our results, we have secured new building blocks for our international activities,” says Mr Lund. “We have been awarded five new licences in Libya, Brazil and Nigeria. We have further strengthened our position in the Gulf of Mexico through a collaboration with ExxonMobil, and we are on Gazprom’s shortlist of potential partners for the Shtokman development in the Barents Sea. These results underpin our purposeful work for a long-term industrial development of Statoil.”

Return on average capital employed after tax (ROACE)* for the 12 months ended 30 September 2005 was 26.5 per cent, compared to 19.5 per cent for the 12 months ended 30 September 2004. This increase was mainly due to higher oil and gas prices. Normalised ROACE* for the 12 months ended 30 September 2005 was 12.1 per cent, compared to 12.6 per cent for the corresponding period in 2004. The reason for the change in normalised ROACE is mainly increased investments. ROACE and normalised ROACE are defined as non-GAAP financial measures*.

In the third quarter of 2005, earnings per share were NOK 4.01 (USD 0.61) compared to NOK 2.69 (USD 0.40) in the third quarter of 2004. For the first nine months of 2005, earnings per share were NOK 10.25 (USD 1.57) compared to NOK 6.87 (USD 1.02) for the first nine months of 2004.

Income before financial items, income taxes and minority interest increased from NOK 16.1 billion in the third quarter of 2004 to NOK 23.9 billion in the third quarter of 2005. This was mainly related to an increase in the average oil price measured in NOK of 35 per cent and a 27 per cent increase in gas prices measured in NOK. In addition, increased margins from the refineries were the main contributing factor to the NOK 0.4 billion increase in results from the downstream business.

In the first nine months of 2005, income before financial items, income taxes and minority interest was NOK 67.3 billion compared to NOK 46.4 billion in the first nine months of 2004. The increase was mainly due to a 33 per cent increase in the average oil price measured in NOK and a 25 per cent increase in gas prices measured in NOK, as well as a 7 per cent increase in liftings of oil and gas. The positive effect of higher prices in 2005 was partly offset by the gain of NOK 0.6 billion from the sale of the shares in Verbundnetz Gas AG (VNG), which was included in income in the first quarter of 2004. The increase in cost items was mainly related to increased activity, both in the third quarter and in the first nine months of 2005.

USGAAP income statement Statoil group

US GAAP income	Third quarter				Nine months ended 30 September				Full year
statement	2005	2004		2005	2005	2004		2005	2004
(in millions)	NOK	NOK	Change	USD [1]	NOK	NOK	Change	USD [1]	NOK

Sales	104,895	81,623	29%	16,056	283,999	218,664	30%	43,471	303,756
Equity in net income of affiliates	233	204	14%	36	987	708	39%	151	1,209
Other income	9	221	(96%)	1	76	1,011	(92%)	12	1,253

Total revenues	105,137	82,048	28%	16,093	285,062	220,383	29%	43,633	306,218

Cost of goods sold	66,721	53,245	25%	10,213	175,111	136,857	28%	26,804	188,179
Operating expenses	7,331	6,291	17%	1,122	21,661	19,878	9%	3,316	27,350
Selling, general and administrative expenses	1,652	1,678	(2%)	253	5,010	3,763	33%	767	6,298
Depreciation, depletion and amortisation	4,431	4,224	5%	678	13,472	12,285	10%	2,062	17,456
Exploration expenses	1,130	519	118%	173	2,515	1,239	103%	385	1,828

Total expenses before financial items	81,265	65,957	23%	12,439	217,769	174,022	25%	33,333	241,111

Income before financial items, income taxes and minority interest	23,872	16,091	48%	3,654	67,293	46,361	45%	10,300	65,107

Net financial items	543	1,685	(68%)	83	(2,064)	526	(492%)	(316)	5,739

Income before income taxes and minority interest	24,415	17,776	37%	3,737	65,229	46,887	39%	9,984	70,846

Income taxes	(15,501)	(11,830)	(31%)	(2,373)	(42,438)	(31,722)	(34%)	(6,496)	(45,425)
Minority interest	(230)	(128)	(80%)	(35)	(584)	(292)	(100%)	(89)	(505)

Net income	8,684	5,818	49%	1,329	22,207	14,873	49%	3,399	24,916

Income before financial items, income taxes and minority interest for the	Third quarter				Nine months ended 30 September				Full year
segments (in	2005	2004		2005	2005	2004		2005	2004
millions)	NOK	NOK	Change	USD [1]	NOK	NOK	Change	USD [1]	NOK

E&P Norway	18,016	12,552	44%	2,758	51,594	35,825	44%	7,897	51,029
International E&P	3,675	1,517	142%	563	7,538	3,137	140%	1,154	4,188
Natural Gas	794	939	(15%)	122	3,466	5,037	(31%)	531	6,784
Manufacturing & Marketing	1,391	995	40%	213	4,951	2,487	99%	758	3,921
Other	(4)	88	(105%)	(1)	(256)	(125)	(105%)	(39)	(815)

Income before financial items, income taxes and minority interest	23,872	16,091	48%	3,654	67,293	46,361	45%	10,300	65,107

Financial data

	Third quarter				Nine months ended 30 September				Full year
	2005	2004		2005	2005	2004		2005	2004
	NOK	NOK	Change	USD [1]	NOK	NOK	Change	USD [1]	NOK

Weighted average number of ordinary shares outstanding	2,165,642,030	2,166,143,715			2,165,832,864	2,166,143,715			2,166,142,636
Earnings per share	4.01	2.69	49%	0.61	10.25	6.87	49%	1.57	11.50
ROACE (last 12 months)	26.5%	19.5%			26.5%	19.5%			23.5%
ROACE (last 12 months normalised)	12.1%	12.6%			12.1%	12.6%			12.4%
Cash flows provided by operating activities (billion)	17.2	18.0	(5%)	2.6	56.3	44.4	27%	8.6	38.8
Gross investments (billion)	8.5	11.2	(24%)	1.3	37.1	34.2	9%	5.7	42.8
Net debt to capital employed ratio	26.2%	25.8%			26.2%	25.8%			19.0%

Operational data

	Third quarter				Nine months ended 30 September				Full year
	2005	2004	Change		2005	2004	Change		2004

Average oil price (USD/bbl)	60.1	41.8	44%		52.2	36.5	43%		38.1
NOK/USD average daily exchange rate	6.46	6.87	(6%)		6.38	6.88	(7%)		6.74
Average oil price (NOK/bbl)*	389	287	35%		333	251	33%		257
Gas prices (NOK/scm)	1.37	1.08	27%		1.33	1.06	25%		1.10
Refining margin, FCC (USD/boe)*	10.1	6.5	55%		7.8	6.4	22%		6.4
Total oil and gas production (1,000 boe/day)*	1,128	965	17%		1,148	1,073	7%		1,106
Total oil and gas liftings (1,000 boe/day)*	1,081	977	11%		1,137	1,067	7%		1,093
Production (lifting) cost (NOK/boe, last 12 months)	22.0	23.3	(6%)		22.0	23.3	(6%)		23.3
Production (lifting) cost normalised (NOK/boe, last 12 months)*	22.2	23.2	(4%)		22.2	23.2	(4%)		23.3

[1] Solely for the convenience of the reader, the figures for the third quarter of 2005 have been translated into US dollars at the rate of NOK 6.5331 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on 30 September 2005.

Total oil and gas production in the third quarter of 2005 amounted to 1,128,000 barrels of oil equivalent (boe) per day compared to 965,000 boe per day in the third quarter of 2004. In the first nine months of 2005 total oil and gas production was 1,148,000 boe per day, compared to 1,073,000 boe per day in the same period in 2004.

Total oil and gas liftings in the third quarter of 2005 were 1,081,000 boe per day compared to 977,000 boe per day in the third quarter of 2004. This implies an underlifting of 47,000 boe per day in the third quarter of 2005 compared to an overlifting of 12,000 boe per day in the third quarter of 2004. In the first nine months of 2005, total oil and gas liftings were 1,137,000 boe per day compared to 1,067,000 boe per day in the corresponding period of 2004.

Exploration expenditure in the third quarter of 2005 was NOK 1.2 billion, compared to NOK 0.6 billion in the third quarter of 2004. Exploration expenses in the third quarter of 2005 amounted to NOK 1.1 billion, compared to NOK 0.5 billion in the third quarter of 2004. The increase in exploration expenditure of NOK 0.6 billion was mainly due to an increase in the period’s exploration activity.

	Third quarter				Nine months ended 30 September				Full year
Exploration	2005	2004		2005	2005	2004		2005	2004
(in millions)	NOK	NOK	Change	USD [1]	NOK	NOK	Change	USD [1]	NOK

Exploration expenditure (activity)	1,230	555	122%	188	3,244	1,687	92%	497	2,466
Expensed, previously capitalised exploration expenditure	24	40	(40%)	4	155	68	128%	24	110
Capitalised share of current period's exploration activity	(124)	(76)	(63%)	(19)	(884)	(516)	(71%)	(135)	(748)

Exploration expenses	1,130	519	118%	173	2,515	1,239	103%	385	1,828

A total of six exploration wells were completed in the third quarter of 2005, three on the Norwegian continental shelf (NCS) and three internationally. All wells resulted in discoveries. One exploration well was completed in the third quarter of 2004.

In the first nine months of 2005 a total of 15 exploration and appraisal wells were completed, eight on the NCS and seven internationally. Eleven of these wells resulted in discoveries. The number of exploration wells completed in the first nine months of 2004 was seven.

Production cost per boe was NOK 22.0 for the 12 months ended 30 September 2005, compared to NOK 23.3 for the 12 months ended 30 September 2004*.

Normalised at a NOK/USD exchange rate of 6.75, the production cost for the 12 months ended 30 September 2005 was NOK 22.2 per boe, compared to NOK 23.2 per boe for the 12 months ended 30 September 2004*. The reason for the reduction in production unit cost, both real and normalised, is mainly increased lifting of oil and gas.

Net financial items amounted to an income of NOK 0.5 billion in the third quarter of 2005, compared to an income of NOK 1.7 billion in the third quarter of 2004. Net financial items in the first nine months of 2005 were a cost of NOK 2.1 billion, compared to an income of NOK 0.5 billion in the same period in 2004.

The increased cost in the first nine months of 2005 was caused by increased currency losses. Most of the currency losses relate to realised losses on short balances in USD created by liquidity management and unrealised losses on long-term debt. The increased cost was partly offset by increased dividends received and increased income from investments in securities.

Exchange rate	30.09.2005	30.06.2005	31.12.2004	30.09.2004	30.06.2004	31.12.2003

NOK/USD	6.54	6.55	6.04	6.72	6.94	6.68

Income taxes in the third quarter of 2005 were NOK 15.5 billion, equivalent to a tax rate of 63.5 per cent. Income taxes in the third quarter of 2004 were NOK 11.8 billion, equivalent to a tax rate of 66.6 per cent.

For the first nine months of 2005 income taxes were NOK 42.4 billion, with a corresponding tax rate of 65.1 per cent. In comparison, income taxes in the same period in 2004 were NOK 31.7 billion with a corresponding tax rate of 67.7 per cent. The reduced tax rate, both in the third quarter and for the first nine months of 2005, is mainly due to relatively higher income generated outside the NCS.

Health, safety and the environment (HSE). A fatality occurred on 2 October 2005 as a result of an accident on the shuttle tanker Sally Knutsen, while it was berthed at Statoil's Mongstad crude oil terminal near Bergen. The tanker was loading provisions from a supply boat. An investigation is under way to find the cause of the accident and to identify improvement measures.

However, in general, the HSE indicators have shown a positive development during this quarter, and for the first nine months, compared with the same periods last year. Our objective for HSE is zero harm. Sustained top management involvement, measures for upgrading skills, and cooperation with our contractors to improve HSE results will continue with undiminished strength.

	Third quarter		Nine months ended 30 September		Full year
HSE	2005	2004	2005	2004	2004

Total recordable injury frequency	4.3	5.5	5.0	6.1	5.9
Serious incident frequency	2.1	3.3	2.4	3.2	3.2
Unintentional oil spills (number)	126	107	359	372	487
Unintentional oil spills (volume, scm)	29	13	88	157	186

*See footnotes in the complete quarterly report.

Important events since the beginning of the third quarter of 2005 are summarised below.

  Statoil added new production capacity on the NCS with the Åsgard Q-frame, new compressors on the Troll A platform, and the commencement of gas exports from the Visund field.
  On behalf of a group of licence operators, including Eni Norge, Hydro and Norske Shell, Statoil has signed contracts with Smedvig and Transocean covering charters for three rigs for a total of ten rig-years.
  Following a new review of the Snøhvit project, it has been necessary to raise the investment estimate and spend more time on completing construction.
  On 4 August 2005, Statoil signed a memorandum of understanding (MoU) with the Algerian national energy company Sonatrach covering increased cooperation between the two companies.
  Statoil has entered into exploration arrangements with ExxonMobil in the deepwater Gulf of Mexico, which represents a further strengthening of the group’s presence in this area.
  On 26 August 2005, an exploration licence for the deepwater block 315 off Nigeria was awarded to Statoil and the Brazilian oil company Petrobras.
  On 16 September 2005, the Russian oil and gas company Gazprom announced that Statoil is one of five companies with which it will negotiate on potential participation in the Shtokman gas field in the Barents Sea.
  On 2 October 2005, Statoil was awarded operatorship for two licences in a bidding round for exploration and production sharing agreements in Libya.
  On 17 October 2005, Statoil was awarded interests in two deepwater blocks off Brazil in the seventh licensing round.
  The Kårstø expansion project (KEP 2005) was completed on time and below budget, and the plant is now ready to process gas from the Statoil-operated Kristin field in the Norwegian Sea.
  Statoil has once again been ranked as the best oil and gas company in the world for sustainability by the Dow Jones Sustainability World Index (DJSI World).

Further information from:

Investor relations
Ragnar Bulie, acting senior vice president investor relations,
+47 99 57 39 13 (mobile), +47 51 99 42 01 (office)
Geir Bjørnstad, vice president investor relations North America, tel: +1 (203) 97 86 950 (office), +1 (203) 570 57 57

Press
Ola Morten Aanestad, vice president media relations,
tel: +47 48 08 02 12 (mobile), +47 51 99 13 77 (office)
Kjersti T Morstøl, public affairs manager,
tel: +47 91 78 28 14 (mobile), +47 51 99 26 71 (office)

GROUP BALANCE SHEET

	At 30 September, 2005	At 30 September, 2004	Change	At 30 September, 2005
(In millions)	NOK	NOK	%	USD*

Current assets	71,430	68,819	3.79	10,934
Non current assets	212,567	183,780	15.66	32,537
Total assets	283,997	252,599	12.43	43,470
Current liabilities	(85,524)	(76,278)	12.12	(13,091)
Long-term debt and long-term provisions	(100,924)	(96,532)	4.55	(15,448)
Equity including minority interest	(97,549)	(79,789)	22.26	(14,932)
Total liabilities and shareholders' equity	(283,997)	(252,599)	12.43	(43,470)

* Translated into US dollar at the rate of NOK 6.5331 to USD 1, the Federal Reserve noon buying rate in the City of New York on 30 September, 2005.